                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 25049

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-27374

(Check one)

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ]Form N-SAR

         For period ended   June 30, 1997

         [ ]  Transition Report on Form 10-K

         [ ]  Transition Report on Form 20-F

         [ ]  Transition Report on Form 11-K

         [ ]  Transition Report on Form 10-Q

         [ ]  Transition Report on Form N-SAR

         For the transition period ended

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant    Unison HealthCare Corporation

         Former Name if Applicable

Address of principal executive office (Street and Number) 8800 N. Gainey Center Dr., #245

City, State and Zip Code  Scottsdale, Arizona  85258

                                     PART II
                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                  Unison HealthCare Corporation previously reported that it had identified inaccuracies in its accounting systems and, as a result, that its annual audit for the year ended December 31, 1996 was expanded in order to verify the resolution of such inaccuracies. The audit fieldwork was not completed until May 16, 1997 (whereupon the Company's Annual Report on Form 10-K was filed with the Commission, on May 29,
         1997). In addition, Registrant recently completed the conversion to a new accounting and information system. These events have delayed the preparation of Registrant's quarterly report on Form 10-Q for the period ended June 30, 1997. Registrant anticipates filing such quarterly report no later than September 15, 1997.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

    James A. Rice                                        (602) 423-1954
        (Name)                                 (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Although the Registrant cannot yet make a reasonable estimate of its results of operations for the three and six months ended June 30, 1997, it is likely that the results will vary significantly from its results for the same periods in 1996 for several reasons, including material acquisitions, the issuance of $100 million of senior notes and higher overhead during the 1997 periods.

                          Unison HealthCare Corporation
                  (Name of Registrant as Specified in Charter)

         Has caused its notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 14, 1997   By         /s/ DAVID A. KREMSER
                        Name       David A. Kremser
                        Title      Interim Chief Executive Officer and Chief
                                   Financial Officer



Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).